[McGuireWoods Letterhead]

David W. Robertson	drobertson@mcguirewoods.com
Direct: 804.775.1031	Direct Fax: 804.698.2152

October 15, 2010

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0510

Attention: Mr. Jay Ingram, Legal Branch Chief

Re: Stanley Furniture Company, Inc. Registration Statement on Form S-3 File No. 333-169310

Dear Mr. Ingram:

We are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 6, 2010, with respect to the above-referenced filing.

For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

General

1.	It appears that you are not eligible to conduct this offering on Form S-3 since the offering does not meet any of the transaction requirements contained in General Instruction I.B. Specifically, we note that you may not rely on General instruction I.B.4 because the rights were not outstanding at the time you filed the registration statement and that you may not rely on General instruction I.B.6 because you are seeking to register an amount that exceeds one-third of the market value of the shares of common stock held by non-affiliates. Please refer to Question 116.20 of the Division’s Compliance & Disclosure Interpretations for Securities Act Forms, which can be found on our website. Please provide us with an analysis explaining why you are eligible to conduct this offering on Form S-3 or refile this offering on Form S-1.

Response

While the Company has advised us that it believes it meets the requirements to file on Form S-3 pursuant to General Instruction I.B.6, the Company has elected to file Amendment No. 1 (the “Amendment”) to Form S-3 on Form S-1 in order to expedite the review process.

Securities and Exchange Commission

October 15, 2010

2.	Pursuant to Item 12 of Form S-3, please also incorporate by reference the following filings:

•	Form 8-K filed on September 16, 2010 for an event occurring on September 10, 2010;

•	Form A-812G filed on October 27, 1992; and

•	Form A-812G/A filed on November 7, 1996.

Response

The Company has included the referenced filings in the Amendment.

List of Exhibits, page II-2

3.	We note that you have yet to file a number of exhibits, including the legal opinion. Please file these exhibits with your next amendment.

Response

The Company has included the unfiled exhibits in the Amendment.

Undertakings, page II-2

4.	Please tell us why you have included the Rule 430B undertaking (paragraph 4 in your filing), as it does not appear that the offering falls within the scope of Rule 430B. Alternatively, you may delete this undertaking.

Response

The Company has deleted the referenced undertaking in the Amendment.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 775-1031.

Very truly yours,

/s/ David W. Robertson
David W. Robertson

Securities and Exchange Commission

October 15, 2010

cc:	Glenn Prillaman

Micah Goldstein

Douglas Payne

Robert Vallejo

Katie DeLuca